United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Attention: Christopher Chase

Re:     Frozen Food Gift Group, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 11, 2010
File No. 333-165406

We have provided responses to your comments regarding our registration statement filed on Amendment No1. Form S-1 on March 11, 2010. Our responses are inserted directly below the Commission’s comments to our registration statement which you provided to us on April 8, 2010.

General

1. In light of your status as a development stage company that has no revenues to date, please discuss, with a view towards disclosure, the source of the “testimonials” included on your website.

RESPONSE: The Company has a new website without customer testimonials in accordance with the Commission’s comment #1 above. The new website is located at the following address: www.sendascoop.com.

2. We note on your disclosure on page 23 that your principal supplier of ice cream is A. Panza and Sons, Ltd.  We also note that several pictures and graphics on your website suggest that your products use Hershey’s ice cream.  It does not appear, however, that A. Panza and Sons distributes Hershey’s ice cream.  Please revise your website or advise us why your use of Hershey’s on your website is accurate.

RESPONSE: Pictures and graphics of Hershey’s ice cream do not appear on the Company’s new website in accordance with the Commission’s comment #2 above.  The new website is located at the following address: www.sendascoop.com.

Registration Statement Cover Page

3. It appears that you intend to offer your securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.  If so, please check the applicable box on the registration statement cover page.

RESPONSE: The applicable box has been checked in accordance with the Commission’s comment #3 above.

Prospectus Summary, page 1

Corporate Background and our Business, page 1

4. Please revise your filing to avoid the use of industry jargon such as “B2B” and “B2C”.

RESPONSE: We have removed industry jargon such as “B2B” and “B2C” in accordance with the Commission’s comment #4 above.

5. Please revise your disclosure on page one to clarify your status as a development stage company and include the fact that you have no revenues to date and have not commenced operations.  Please ensure that conforming revisions are made throughout your filing, including, but not limited to, your Summary and Description of Business sections.

RESPONSE: We have revised our disclosure on page one and throughout the filing to clarify our status as a development stage company in accordance with the Commission’s comment #5 above.

6. The paragraph you include under “Going Concern” appears to be rather lengthy for a summary and appears in this exact form on page 5, 20 and 26.  Please revise to state this concept in summary form.

RESPONSE: The paragraph under “Going Concern” now appears in summary form in accordance with the Commission’s comment #6 above.

About This Offering, page 4

7. We note footnote (1) on page four which, in reference to the number of shares being offered, states “[c]onsists of 16,000,000 shares of underlying common stock ownership….”  Please tell us the intent of this footnote as it does not appear to provide any clarity to the information provided in the table above.

RESPONSE: We have removed footnote (1) in accordance with the Commission’s comment #7 above.

Risk Factors, page 5

8. Your second risk factor on page six, “We may be unable to manage growth…” and your third risk factor on page seven, “We may be unable to scale our operations successfully” appear to address the same risks.  Please revise or advise us why you believe both risk factors are appropriate.

RESPONSE: The two risk factors have been revised and consolidated into one risk factor in accordance with the Commission’s comment #8 above.

We have been the subject of a going concern opinion by our independent auditors…. page 5

9. We note your indication here and elsewhere about your need for additional financing. Specifically, you state here that “[a]ssurances cannot be given that adequate financing can be obtained to meet [y]our capital needs….”  In an appropriate place in your prospectus, please revise to quantity the additional amount of financing you will need to satisfy your capital needs.

RESPONSE: We have revised our prospectus to quantify our required additional financing of $250,000 in accordance with the Commission’s comment #9 above.

The stock markets and economy are currently suffering…. page 9

10. Considering your disclosure on page 10 that you will not receive any proceeds from the sale of the common stock subject to this registration statement, please revise your second risk factor on page nine to clarify how the state of the stock market affects your ability to implement your business plan.  Clarify what you mean when you refer to you ability to “market all the shares [you] desire to implement [y]our business plan;” your reference to “market” seems to suggest that you plan to offer your shares to the public.

RESPONSE: Due to our disclosure on page 10 stating that we will not receive any proceeds from the sale of common stock subject to this registration statement, we have removed the paragraph in its entirety in accordance with the Commission’s comment #10 above.

We could fail to attract or retain key personnel, which could be detrimental to our operations, page 9

11. This risk factors states you’re your success “largely depends on the efforts and abilities of [y]our Chief Executive Officer….”  However, on page 7, you include a risk factor titled “Our management has a limited amount of senior management experience…”  Please reconcile these disclosures or, if the stated risks are not material to you, remove them.

RESPONSE: We have removed the risk factor from page 7 that begins, “Our management has a limited amount of senior management experience…” in accordance with the Commission’s comment #11 above.

Forward Looking Statements, page 10

12. Please delete your reference to the Private Securities Litigation Reform Act in the first paragraph on page 10.  Section 27A(b)(2)(c) of the Securities Act of 1933 expressly states that the safe harbor for forward-looking statements does not apply to statements made in connection with an issuer that issues penny stock.

RESPONSE: The reference to the Private Securities Litigation Reform Act in the first paragraph on page 10 has been deleted in accordance with the Commission’s comment #12 above.

13. You also state that you do not take any responsibility for the accuracy or completeness of the forward-looking statements you include here.  It is not appropriate for you to disclaim the accuracy or completeness of any information in your prospectus. Please remove this disclaimer.

RESPONSE: The disclaimer has been removed in accordance with the Commission’s comment #13 above.

Determination of Offering Price, page 10

14. In light of your disclosure on page 10 that you will not receive any proceeds from the sale of the common stick subject to this registration statement, please expand your disclosure at the bottom of page 10 to explain why you considered your “relative cash requirements” in determining your common stock offering price.  This comment also applies to the similar statement you make on page 8.

RESPONSE: We have removed both disclosures in accordance with the Commission’s comment #14 above.

Dilution, page 11

15. We note your indication that there will be no dilutive impact on the Company’s shareholders.  Please revise to clarify that there will be a dilutive impact in terms of price, if true.  In this regard, we presume that you are offering the shares registered in this transaction at a premium to the amount of consideration given for such shares.

RESPONSE: We have clarified that there will be a dilutive impact in terms of price in accordance with the Commission’s comment #15 above.

Selling Stockholder, page 11

16. We note that your selling stockholder table includes footnotes (3) and (4), but there is no cross reference in your table.  Please revise.

RESPONSE: We have revised the table in accordance with the Commission’s comment #16 above.

17. For each selling stockholder you identify, please disclose when and how they acquired their shares for resale.

RESPONSE: We have provided additional disclosures for each selling stockholder on page II-1, Item 15, in accordance with the Commission’s comment #17 above.

18. Please revise the percentage held by Mr. Masters as it appears to be overstated.

RESPONSE: The percentage has been corrected in accordance with the Commission’s comment #18 above.

19. Please disclose whether Tangiers Investors, LP is a registered broker-dealer or an affiliate of a broker-dealer.  Please note that a registrations statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation.  For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for the resale, the seller had no agreements or understandings, directly or indirectly, with any personal, to distribute the securities.  If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter.

RESPONSE: Tangiers Investors, LP has been removed from the filing.

Plan of Distribution, page 12

20. Please note that securities are quoted by a market maker on the OTC Bulletin Board, not traded or listed as your disclosure indicates.  Please revise your disclosure on page 12 to clarify that, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Please also disclose whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf.  Please make conforming changes to your prospectus cover page and your first risk factor on page 9.

RESPONSE: We have revised the disclosure on page 12 and added disclosures to the prospectus cover page and the risk factor on page 9 in accordance with the Commission’s comment #20 above.

Directors, Executive Officers, promoters and control Persons, page 14

21. Please revise your table on page 14 to identify your principal financial officer and principal accounting officer.  It appears, based on your signature page, that both of these positions are held by Mr. Irwin.  Please also update the background discussion on page 14 of such officer(s).

RESPONSE: The table on page 14 and the background discussion of Mr. Irwin have been revised in accordance with the Commission’s comment #21 above.

Involvement in Certain Legal Proceedings, page 15

22. Please revise your disclosure to address the requirements of Item 401(f) of Regulation S-K for the past ten years.

RESPONSE: The disclosure has been revised from “the past five years” to “the past ten years” in accordance with the Commission’s comment #22 above.

Security Ownership of Certain Beneficial Owners and Management, page 16

23. We note your disclosure in footnote (1) on page 16 regarding the manner in which you calculated beneficial ownership of convertible securities that are convertible into common stock within 60 days.  Please revise your table to identify, through footnote disclosure, any shares that are beneficially held by any of your beneficial owners or management that are attributable to any convertible securities.

RESPONSE: We revised the disclosure in footnote (1) to state that no shares are attributable to convertible securities in response to the Commission’s comment #23 above.

24. Please disclose how you calculated Matthew L. Schissler’s beneficial ownership of 4.95% in light of his control of Red Bowl Family Trust, as disclosed in footnote (4) of your selling stockholder table, and your disclosure in footnotes (2), (3) and (4) that he makes the investment decisions for Pyrenees Consulting, Pyrenees Management and Pyrenees Investment.  If you believe that you should not be aggregating these amounts, please tell us why.

RESPONSE: We have removed the four entities and have adjusted Mr. Schissler’s beneficial ownership accordingly in response to the Commission’s comment #24 above.

25. Please disclose, by footnote to your table, Stephanie Schissler’s relationship to Matthew L. Schissler.

RESPONSE: We have added a footnote to the table stating that Mrs. Schissler is the spouse of Mr. Schissler in accordance with the Commission’s comment #25 above.

26. Please add John Berkeridge’s ownership to this table, as he appears in the selling stockholder table on page 11.

RESPONSE: Mr. Berkeridge’s ownership has been added to the table in accordance with the Commission’s comment #26 above.

27. Your beneficial ownership table refers to “Tangiers Capital” but the related footnote (5) and your selling stockholder table refer to “Tangiers Investments.”  Please advise or revise.

RESPONSE: “Tangiers Capital” and “Tangiers Investments” have been removed from the filing.

Description of Securities, page 18

General, page 18

28. Please revise the second paragraph on page 18 to conform to the par value of your securities to the par value states in your articles of incorporation, $0.00001.

RESPONSE: We have revised the par value in accordance with the Commission’s comment #28 above.

Description of Business, page 20

Overview, page 20

29. We note that the “Newco Ice Cream Independent Contractor Agreement” and “Pre-Incorporation Agreement” you filed as exhibits to your registration statement indicate that you acquired a predecessor company and you refer to two of your selling stockholders as “Former Owners.”  Please provide the disclosure required by Item 101(h) of Regulation S-K with respect to your predecessor.

RESPONSE: We did not acquire a predecessor company. The purpose of the “Newco Ice Cream Independent Contractor Agreement” with Mr. Masters and Mr. Nagele was primarily to secure their consulting services. They remain the owners of their company, SendIceCreamNet LLC, of which we have no ownership. Secondary to their consulting services, we took possession of a limited number of their company’s assets including a customer list and website. We have revised the reference to Mr. Masters and Mr. Nagele from “Former Owner” to “Shareholder” in accordance with the Commission’s comment #29 above. Further, in our original filing we mistakenly provided an inaccurate, non-executed draft of the “Pre-Incorporation Agreement.” We have provided the final executed agreement in this filing.

30. Please expand your business description to provide additional details regarding the vendors you will use to facilitate your orders, and further details of the role you will perform.  For example, provide the name of each vendor that you will use and the function(s) to be performed by you and each such vendor (e.g., ordering, processing, production, customization, packaging and shipping).  In this regard, we note your disclosure on page 23 regarding “suppliers” and page 6 regarding “distributors” but we are unable confirm if these companies also constitute your vendors, and the extent of the roles performed by each.  See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: The “Overview” and “Employees” sections of the business description have been revised in accordance with the Commission’s comment #30 above.

31. Toward the bottom of page 20, you indicated that you are “continuing to attempt to increase revenues with [your] core business.”  Please revise this sentence to state that you are attempting to generate revenues, as opposed to increase revenues, considering you have generated no revenues to date.  Please also explain how you plan to do so by detailing the steps you plan to take to begin generating revenues, especially considering your disclosure on page 7 indicates that you plan to grow “rapidly.”

RESPONSE: We removed the sentence toward the bottom of page 20 and removed the paragraph on page 7 in accordance with the Commission’s comment #31 above. Regarding how we plan to generate revenues, please refer to “Marketing” in the “Description of Business” section.

32. Please expand the discussion in your Business section to describe your plans to bring operations in-house “after [you] reach critical mass” as you state in the second paragraph on page 26.  Your discussion should include the status of your plans and a description of how you define “critical mass.”

RESPONSE: The second paragraph on page 26 has been revised in accordance with the Commission’s comment #32 above.

33. Please file as exhibits any written agreement memorializing your vendor arrangements. See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have no written agreements with vendors to file in response to the Commission’s comment #33 above.

34. As applicable, please revise your filing to provide an estimate of the amount spent during each of the last two fiscal years on research and development activities.  See Item 101(h)(4)(x) of Regulation S-K.

RESPONSE: The Company spent no money on research and development activities during each of the last two fiscal years in response to the Commission’s comment #34 above. Further, there is no cost of such activities that is borne directly by customers.

Competition, page 22

35. In the second full paragraph on page 23 you indicated that your location in Severn, Maryland gives you a competitive advantage because you are able to ship to a majority of the US population via ground shipping.  Please explain to us, and revise your disclosure accordingly, how this comports with your disclosure elsewhere that you utilize vendors “to facilitate the processing, production, customization, packaging and shipping of [y]our orders.”

RESPONSE: We have revised the paragraph in accordance with the Commission’s comment #35 above.

Suppliers, page 23

36. We note that your statement on page 23 that you purchase various ingredients “from small-specialized suppliers throughout the world.”  Please expand your disclosure to discuss the availability of these products. See Item 101(h)(4)(v) of Regulation S-K.

RESPONSE: We removed the statement on page 23 in accordance with the Commission’s comment #36 above. All ingredients are purchased by the vendor that produces the ice cream that we sell.

Employees, page 23

37. We note that you have retained four independent contractors, but it appears that you have only filed independent contractor agreements covering two of these individuals.  Please file the agreements for the additional two independent contractors.  Also, you state here that you have only one full-time employee, however, your disclosure on page 7, 9 and 14 seems to suggest that you have more than one employee; please revise.  See Item 601(b)(10) of Regulation S-K.

RESPONSE: We have filed the two additional independent contractor agreements with this filing. Further, we have revised our disclosure on pages 7, 9 and 14 to state that we have one full-time employee in accordance with the Commission’s comment #37 above.

Properties, page 23

38. In light of your disclosure in the sixth paragraph on page 23 that you outsource your orders to vendors who produce and supply your products, please expand your disclosure to address why you anticipate needing large space “relatively soon.”

RESPONSE: We removed the disclosure that states “we anticipate the need for a larger space relatively soon” in accordance with the Commission’s comment #38 above.

Reports to Security Holders, page 24

39. Please revise the third sentence of the second paragraph on page 24 to clarify that the public may read and copy materials at the Public Reference Room between the hours of 10:00 am and 3:00 pm.  Your current disclosure states that the public may obtain copies by writing the Public Reference Room.  See Item 101(h)(5)(iii) of Regulation S-K.

RESPONSE: We revised the sentence in accordance with the Commission’s comment #39 above.

Management’s Discussion and Analysis of Financial Condition …. Page 26

Liquidity and Capital Resources, page 29

40. Please tell us the nature of and how you recorded the $100,000 of online assets acquired during the year noted in the seventh paragraph on page 29.  We are unable to locate such assets in your December 31, 2009 balance sheet.

RESPONSE: We removed the last sentence in Liquidity and Capital Resources in accordance with the Commission’s comment #40 above. We incorrectly stated that we acquired online assets for $100,000. Our original disclosure refers to the Independent Contractor Agreement with Mr. Masters and Mr. Nagele; this is primarily a consulting agreement, and their compensation of $100,000 was recorded as a consulting fee in our financial statements.

Revenues, page 26

41. In the third paragraph on page 26 you state that you expect marketing and sales expenses will “continue to be [your] largest cost.”  To date, it does not appear that you have had any expenses relating to marketing and sales.  Please revise or advise. Also, please provide an estimate of these future costs.

RESPONSE: We revised our disclosure pertaining to marketing and sales expenses in accordance with the Commission’s comment #41 above.

General and Administrative Expenses, page 26

42. Please revise your disclosure in the fourth paragraph on page 26 to clarify that you have only one executive.  Your disclosure currently references your “executives” and “the team.”  Please ensure that you make conforming revisions throughout your filing, including, but not limited to, your executive compensation discussion beginning on page 30.

RESPONSE: We revised our disclosure in General and Administrative Expenses and throughout the filing to clarify that we have only one executive in accordance with the Commission’s comment #42 above.

Liquidity and Capital Resources, page 29

43. In the last sentence you state that internal sources of liquidity “from sales of products and advertising” are limited.  Please revise to state that you have no, as opposed to limited, revenues from sales and explain why you refer to advertising as a source of revenues, considering it has not been discussed elsewhere in your prospectus in the context.

RESPONSE: We revised the sentence to state that we are a development stage company that has no revenues to date in accordance with the Commission’s comment #43 above.

44. We note that the report of your independent accountants contains an explanatory paragraph discussing the substantial doubt that exists regarding your ability to continue as a going concern.  Please revise this section to discuss management’s plans and intentions to continue the company’s operations as a going concern.  This discussion should expand on the discussion regarding your available cash reserves and how you plan to fund your operations for upcoming twelve-month period.  See Item 303(a)(1) of Regulation S-K.

RESPONSE: We revised the section by adding a final paragraph with additional disclosures of management’s plans to continue as a going concern in accordance with the Commission’s comment #44 above.

45. Please elaborate upon your discussion of the $77,400 in loan obligations to disclose the terms of the notes, including interest rate, maturity date and any other pertinent terms.  We note your indication that you received $47,400 from stock loans; please explain what you mean by “stock loans.”

RESPONSE: We provided the terms of the notes regarding the loan obligations in accordance with the Commission’s comment #45 above. In response to the Commission’s comment #45 above regarding “stock loans”, we replaced “stock loans” with “shareholder loans.”

Certain Relationships and Related Transactions, page 29

46. Please provide the information required by Item 404(d) of Regulation S-K with respect to the shareholder and officer loans you describe on page F-11 in Note 5 to your financial statements.

RESPONSE: We have provided additional disclosures in the Certain Relationships and Related Transactions section in accordance with the Commission’s comment #46 above.

Executive Compensation, page 30

Summary Compensation Table, page 31

47. We note that Mr. Irwin received $90,000 of deferred compensation.  Please expand footnote (2) to clarify the structure of this compensation.  For example, disclose when will it be paid and in what form will it be paid.

RESPONSE: We expanded footnote (2) in accordance with the Commission’s comment #47 above.

Financial Statements

General

48. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded by the Codification. Please revise any references to accounting standards presented in your financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations.

RESPONSE: We revised all references in accordance with the Commission’s comment #48 above.

Balance Sheet, page F-3

49. Please disclose the significant terms related to loans payable – other such as terms, interest rates and major covenants.

RESPONSE: We have disclosed the significant terms relating to loans payable – other by adding a note to the financial statements (Note 6) in accordance with the Commission’s comment #49 above.

Note 1. Summary of Significant Accounting Policies, page F-7.

Stock-Based Compensation, page F-8

50. Please revise your disclosure to comply with FASB ASC 718 – Stock Compensation.  Please note that SFAS 123(R) which was codified into FASB ASC 718.  The intrinsic value method is no longer applicable.  Also, revise your discussion of the stock based compensation under Critical Accounting Policies section on page 26.

RESPONSE: We revised the disclosures in accordance with the Commission’s comment #50 above.

Note 3. Income Taxes, page F-10

51. We assume you prepare you[r] tax returns on a cash basis.  If so, please tell us why you have shown a deferred tax asset related to a temporary difference for the tax basis of accrued payroll and the amount reported in the financial statements.  Also, please disclose the amounts and expiration dates of operating losses for tax purposes.  See AS 740-10-50-ga

RESPONSE: In response to the Commission’s comment #51 above, we prepare our tax returns on an accrual basis, which is the same method used to prepare the Company’s financial statements. The deferred tax asset has been fully reserved as of December 31, 2009, because utilization is deemed to be unlikely.

Item 15. Recent Sales of Unregistered Securities, page II-1

52. Your disclosure on page II-1 states that you issued 5,000,000 common shares to Tangiers Investors, LP for financial advisory services.  Please file a copy of the agreement relating to these services. See Item 601(b)(10) of Regulation S-K.

RESPONSE: Tangiers Investors, LP has been removed from the filing.

53. We note your disclosure on page II-1 describing the transactions that resulted in shares being issued to Tangiers Investors, Joseph Masters and Phillip Nagele.  Please also describe the transactions relating to the issuance of shares to your remaining beneficial owners as identified on page 16.

RESPONSE: We have provided additional disclosures for the remaining beneficial owners on page II-1, Item 15, in accordance with the Commission’s comment #53 above.

54. You indicate on page II-2 that you relied on Rule 506 of Regulation D in the issuances described on page II-1.  It does not appear that you filed notifications on Form D reflecting any of these transactions.  Please advise. See Rule 503 of Regulation D under the Securities Act of 1933.

RESPONSE: In response to the Commission’s comment #54 above, we respectfully request that the Commission confirm that we are required to file Form D.

Signatures, page II-4

55. Please revise your signatures to have Jonathan F. Irwin sign in his individual capacity.  Currently, Mr. Irwin has only signed on behalf of the company.  See Section 6(a) of the Securities Act of 1933 and Instruction one to Item 17 of Form S-1.

RESPONSE: Mr. Irwin’s signature has been revised in accordance with the Commission’s comment #55 above.

Exhibit 5.1 Opinion of Legal Counsel

56. Please have counsel revise his opinion to identify himself as counsel to you.  In light of the fact that your registration statements covers the sale of shares that have already been issued, please also have counsel revise the third sentence of his opinion to remove the reference to “will be.”

RESPONSE: Counsel has revised his opinion in accordance with the Commission’s comment #56 above.

Exhibit 10.0 Independent Contractor Agreement

57. We note that your Independent Contractor Agreement refers to several entities that are not otherwise discussed in your registration statement.  For example, Newco Ice Cream, Inc., NEWCO, Purchases, and SICI.  Please clarify for us how each of these entities is related to you. To the extent applicable, you should also revise the “Description of Business” section of your filing to include any relevant information.

RESPONSE: In response to the Commission’s comment #57 above, “Newco Ice Cream, Inc.”, “NEWCO”, and “Purchaser” were used in the Independent Contractor Agreement (Exhibit 10.0) on an interim basis in place of Frozen Food Gift Group, Inc., because we had not yet incorporated the Company. “SICI” refers to SendIceCreamNet LLC, which is an entity owned by Joseph Masters and Phillip Nagele with whom we entered into the Independent Contractor Agreement.

Exhibits 10.0, 10.1 and 10.2

58. We note that your Independent Contractor, Commercial Lease and Pre-Incorporation Agreements, exhibits 10.0, 10.1, and 10.2, respectively do not contain conformed signatures.  Please confirm whether these agreements were executed and, if so, please file a copy with conformed signatures.

RESPONSE: The agreements were executed, and in this filing we have provided copies with conformed signatures in accordance with the Commission’s comment #58 above.

Exhibit 23.1 Consent of Auditor

59. Please revise to ensure each amendment includes that date the related consent was issued. Refer to Item 601(b)(23) of Regulation S-K.

RESPONSE: The “Consent of Auditor” exhibit has been revised in accordance with the Commission’s comment #59 above.

Sincerely,

By:	/s/ Jonathan F. Irwin
Jonathan F. Irwin
Chief Executive Officer